L. STEPHEN ALBRIGHT
                                 ATTORNEY AT LAW

                       17337 Ventura Boulevard, Suite 208
                            Encino, California 91316
                     Ph. (818) 789-0779 o Fax (818) 784-0205
                            LStephenAlbright@aol.com


                                 April 6, 2006

VIA EDGAR & FEDERAL EXPRESS

Andrew Schoeffler, Esq.
SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance, Office of Small Business Review
450 Fifth Street N.W.
Washington, D.C.  20549

Re:      Electronic Game Card, Inc. (the "Company")
         Preliminary Information Statement on Form 14C
         Filed: May 27, 2005, amended on September 20, 2005, November 22, 2005, February 6, 2006 and March 8, 2006 ("14C")
         File No.:         000-25843

         Form 10-KSB/A for the year ended December 31, 2004
         Filed: April 20, 2005, amended on April 22, 2005, November 22, 2005, February 6, 2005 and March 8, 2006 ("Form 10-KSB/A")
         File No.:         000-25843

         Form 10-QSB/A for the quarter ended March 31, 2005
         Filed: May 19, 2005, amended November 22, 2005, February 6, 2006 and March 8, 2006 ("March 10-QSB/A") File No.: 000-25843

         Form 10-QSB/A for the quarter ended June 30, 2005
         Filed: August 15, 2005, amended February 6, 2006 and March 8, 2006 ("June 10-QSB/A")
         File No.:         000-25843

         Form 10-QSB/A for the quarter ended September 30, 2005
         Filed: November 14, 2005, amended February 6, 2006 and March 8, 2006 ("September 10-QSB/A")
         File No.:         000-25843

Dear Mr. Schoeffler:

I am in receipt of a copy of the Commission's March 15, 2006 comment letter addressed to Mr. Lee Cole, Chief Executive Officer of the Company, a copy of which was sent to the undersigned. Please consider this letter to be the Company's formal response to the Commission's March 15, 2006, comment letter.

L. STEPHEN ALBRIGHT, ESQ.

Andrew Schoeffler, Esq.
SECURITIES & EXCHANGE COMMISSION
Page 2


As required, we are enclosing three (3) clean hard copies of the Form 14C and three (3) redlined copies of the Form 14C. In addition, the original of this letter will include three (3) clean copies of the Form 10-KSB/A and the March, June and September Forms 10-QSB/A's, with exhibits and three (3) complete redlined copies of same, without exhibits. The redlined copies are marked to show the changes from the original filing. Deletions are striked out and inserts are underlined or double underlined. The redline copies reflect changes from the March 8, 2006 filings against the current filings.

This letter responds to the comments in the same order presented by the Commission and with the same comment item numbers.

PRELIMINARY INFORMATION STATEMENT ON SCHEDULE 14C

GENERAL

Comment No. 1. In accordance with the Commission's comment and request, attached to this letter, please find the Company's supplemental accounting adjustments for the Commission's review and comment. No revisions addressing this comment were made in the revised Form 14C was made.

Comment No. 2. The Company will incorporate the Item 11 Financial Statements by reference and deliver a copy of those financial statements to the shareholders along with the Information Statement. The Form 14C has been amended and revised in response to the Commission's comments as indicated above. These revisions should be in compliance with the staff's comments.

FORM 10-KSB/A FOR THE YEAR ENDED DECEMBER 31, 2004

ITEM 1.  DESCRPTION OF BUSINESS, PAGE 2

Comment No. 3.    The Form  10-KSB/A  has been revised to respond to the staff's comments. The revisions should be in compliance with the staff's comments.

RECENT SALES OF UNREGISTERED SECURITIES, PAGE 9

Comment No. 4.    The Form  10-KSB/A  has been revised to respond to the staff's comments. The revision should be in compliance with the staff's comments.

L. STEPHEN ALBRIGHT, ESQ.

Andrew Schoeffler, Esq.
SECURITIES & EXCHANGE COMMISSION
Page 3


STATEMENTS OF STOCKHOLDER'S EQUITY, PAGE F-5

Comment No. 5. The Form 10-KSB/A has been revised to respond to the staff's comments. As noted in the Company's prior filings, the correct date of inception is August 8, 2002, not April 6, 2000. This revision is made in all applicable disclosures. These revisions should be in compliance with the staff's comments.

NOTE 8- STOCK OPTIONS / WARRANTS, PAGE F-14

Comment No. 6.    The Form  10-KSB/A  has been revised to respond to the staff's comments. The revision should be in compliance with the staff's comments.

EXHIBITS 31.1 AND 31.2

Comment No. 7.    The Section 302  Certifications  to the amended Forms 10-KSB/A and 10-QSB/A's, have been revised to respond to the staff's comments. These revisions should be in compliance with the staff's comments.

FORM 10-QSB/A FOR THE QUARTER ENDED MARCH 31, 2005
FORM 10-QSB/A FOR THE QUARTER ENDED JUNE 30, 2005

ITEM 3.  CONTROLS AND PROCEDURES

Comment No. 8.    The Form  10-QSB/A's  have  been  revised  to  respond  to the staff's comments. The revisions in each Form 10-QSB/A should be in compliance with the staff's comments.

FORM 10-QSB/A FOR THE QUARTER ENDED SEPTEMBER 30, 2005

ITEM 3.  CONTROLS AND PROCEDURES

Comment No. 9.    This Form  10-QSB/A has been revised to respond to the staff's comments. The revision should be in compliance with the staff's comments.

L. STEPHEN ALBRIGHT, ESQ.

Andrew Schoeffler, Esq.
SECURITIES & EXCHANGE COMMISSION
Page 4


CLOSING COMMENTS

The Company believes it has adequately responded to all of the Staff's comments. Please feel free to contact the Company and/or the undersigned if the Staff has any other or further questions or comments. Thank you for you time and consideration.


                                            Sincerely,


                                            /s/ L. Stephen Albright
                                            ------------------------
                                            L. STEPHEN ALBRIGHT




enclosures

c:       Lee Cole @ Electronic Game Card., Inc., w/encls
         Linden Boyne @ Electronic Game Card., Inc., w/encls

                                               Scientific     Electronic
                                               Energy, Inc       Game                        Pro-Forma
                                                Adjusted       Card, Inc.    Adjustments    Consolidated
                                               -----------    -----------    -----------    -----------
ASSETS
Cash .......................................   $         5          6,727    $      --      $     6,732
Prepaid Expenses ...........................          --            6,873           --            6,873
Value Added Tax Receivable .................          --            6,376           --            6,376
Note Receivable ............................          --           42,270           --           42,270
                                               -----------    -----------    -----------    -----------

     Total Current Assets ..................             5         62,246           --           62,251
                                               -----------    -----------    -----------    -----------

Property and Equipment-net .................          --            8,436           --            8,436
Intangible Assets ..........................          --             --             --             --
Net Assets of Discontinued
  Operations ...............................        50,040           --             --           50,040
                                               -----------    -----------    -----------    -----------
               TOTAL  ASSETS ...............   $    50,045         70,682    $      --      $   120,727
                                               ===========    ===========    ===========    ===========

LIABILITIES AND STOCKHOLDERS'
         EQUITY
Current Liabilities
Accounts Payable ...........................   $      --          273,069           --      $   273,069
Overdraft ..................................          --             --             --             ---
Accrued Payroll Liabilities ................          --           77,000           --           77,000
Note Payable shareholder ...................          --             --             --             --
                                               -----------    -----------    -----------    -----------
                                                      --          350,069           --          350,069

Long Term Liabilities
Notes Payable ..............................          --          912,205           --          912,205
Liabilities of Discontinued operations .....          --            6,785           --            6,785
                                               -----------    -----------    -----------    -----------
TOTAL LIABILITIES ..........................          --        1,269,059           --        1,269,059

Stockholders' Equity
Common Stock, Par Value $.001 ..............         1,126         8,000   A     (8,000)        13,823
                                                                           A     12,697


Currency  Translation Adjustment ...........          --         (118,441)          --         (118,441)

Additional Paid in Capital .................       792,697       114,159A       (906,856)          --


Retained Deficit ...........................          --         (157,495)          --         (157,495)
Deficit Accumulated During the
    Development Stage ......................      (743,778)    (1,044,600) A     902,159       (886,219)
                                               -----------    -----------    -----------    -----------
Total Stockholders' Equity .................        50,045     (1,198,377)          --       (1,148,332)
                                               -----------    -----------    -----------    -----------
TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY .....................   $    50,045         70,682    $      --      $   120,727
                                               ===========    ===========    ===========    ===========

                                               Electronic
                                 Scientific       Game                    Pro-Forma
                                Energy, Inc    Card, Inc.  Adjustments   Consolidated
                                   ---------    ---------    ---------    ---------
Revenue .......................   $    --          8,317         --      $   8,317

Cost of Sales .................        --         13,452         --         13,452
                                  ---------    ---------    ---------    ---------
Gross Loss ....................        --         (5,135)        --         (5,135)


Selling and Marketing .........        --         30,514         --         30,514
General and  Administrative ...      15,329      140,487         --        155,816
Consulting Expenses ...........        --        178,456         --        178,456
Salaries and Wages ............        --        121,063         --        121,063
                                  ---------    ---------    ---------    ---------
                                     15,329      470,520         --        485,849
                                  ---------    ---------    ---------    ---------
Loss from Operations ..........     (15,329)    (475,655)        --       (490,984)

Interest Expense ..............        --         (2,167)        --         (2,167)
                                  ---------    ---------    ---------    ---------

Net Loss from Operations before
  Income Taxes ................     (15,329)    (477,822)        --       (493,151)

Income Taxes ..................        --            455         --            455
                                  ---------    ---------    ---------    ---------
Net Loss from Operations ......     (15,329)    (478,277)        --       (493,606)

Discontinued Operations .......        --         (1,210)        --         (1,210)
                                  ---------    ---------    ---------    ---------
Net Loss ......................   $ (15,329)    (479,487)   $    --      $(494,816)
                                  =========    =========    =========    =========

                                                            DR           CR
Capital Stock .................                                 8,000
Additional Paid in Capital ....                               906,856
  Capital Stock ...............                                             12,697
  Retained Earnings ...........                                            902,159
                                                              914,856      914,856

A) To eliminate Common Stock of Electric Game Card, Inc. of $8,000, Additional paid in Capital of $906,856 and issued 12,719,000 shares of Scientific Energy common Stock and adjust Retained Earnings for $902,159.
DR       Debit
CR       Credit